Date: 01/04/2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PARAMOUNT ENERGY TRUST

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	30/04/2010
Record Date for Voting (if applicable) :	30/04/2010
Beneficial Ownership Determination Date :	30/04/2010
Meeting Date :	17/06/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	699219101	CA6992191016

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for PARAMOUNT ENERGY TRUST